AMERICAN EXPRESS CREDIT CORPORATION

One Christina Centre

301 North Walnut Street

Wilmington, Delaware 19801

March 30, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	American Express Credit Corporation
Annual Report on Form 10-K for the Year Ended December 31, 2008

Ladies and Gentlemen:

On behalf of American Express Credit Corporation (the "Company"), and pursuant to the Securities Exchange Act of 1934, as amended, I am hereby electronically filing the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including all exhibits.

In accordance with Instruction D.(3) of the General Instructions to Form 10-K, please note that the financial statements contained in the enclosed report reflect:

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Certain reclassifications of prior period amounts have been made to conform to the current presentation. These reclassifications did not have an impact on the Company's financial position or results of operations.

Very truly yours,

/s/ David S. Carroll.

David S. Carroll

Counsel